October 16, 2013
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20594

Re:	Notice of disclosure filed in Exchange Act Annual Report under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Costco Wholesale Corporation has made disclosure pursuant to such provisions in its Annual Report on Form 10-K for the year ended September 1, 2013, which was filed with the Securities and Exchange Commission on October 16, 2013.

Respectfully submitted,

Costco Wholesale Corporation

/s/ RICHARD A. GALANTI
Richard A. Galanti
Executive Vice President and Chief Financial Officer